Exhibit 99.1
Mindray Medical Completes Acquisition of Datascope’s Patient Monitoring Business
SHENZHEN, China, May 15, 2008 — Mindray Medical International Limited (NYSE: MR), a leading China-based developer, manufacturer and marketer of medical devices worldwide, today announced the completion of its acquisition of Datascope Corporation’s patient monitoring device business pursuant to the terms of the definitive agreement entered into on March 11, 2008.
The combined business benefits from Mindray’s integrated engineering and manufacturing platforms, Datascope’s established brands, reputable products and services and extensive direct sales and service capabilities in the United States and Western Europe.
“We are pleased to complete this acquisition, which represents a significant milestone on our path to becoming a leading global medical device company,” said Xu Hang, Mindray’s chairman and co-chief executive officer. “This transaction ensures sustainable high growth for our international business and gives us immediate access to an established network of hospital customers in the U.S., the world’s single largest healthcare market. We’re optimistic about the growth potential of our combined business and believe we are now even better positioned to address the growing trend of cost-conscious healthcare spending worldwide.”
Under the agreement, Mindray has acquired Datascope’s patient monitoring device business for a total purchase price of $209 million in cash, as adjusted for working capital at the closing date. Mindray expects to achieve over US$30 million in run-rate synergies from the acquisition in the areas of manufacturing, SG&A and R&D in 2011.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products, and medical imaging systems.
Mindray’s global headquarter is in Shenzhen, China with 29 nation-wide sales and service offices, Mindray’s US headquarter is in Wahwah,, New Jersey, as well as sales and service offices in Amsterdam, Istanbul, London, Mexico City, Moscow, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
Cautionary Note Regarding Forward Looking Statements
This press release contains “forward-looking statements” including those related to the anticipated run-rate synergies that Mindray expects to achieve including timing of achieving such synergies and their amount. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual synergies achieved may differ, possibly materially, from the anticipated synergies indicated in these forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including but not limited to: the expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on June 26, 2007. Our results of operations for the first quarter of

2008 and for fiscal year 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
For investor inquiries please contact:
In China:
Susan Du
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: Susan.Du@Mindray.com
Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
Tel: +1-212-880-5363